40-202A/(A)
803-182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05071240


SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH, D.C.
185
SECTION

In the Matter of
Riverton Management, Inc.
Post Office Box 255
Barron, Wisconsin 54812

First Amended and Restated
Application for an Order
under Section 202(a)(11)(F) of
the Investment Advisers Act of 1940
Declaring the Applicant to be a Person Not
Within the Intent of the Investment Advisers Act

Direct any Communication, Notice and Order to:

Steven R. Kruger, Esq.
Charles C. Berquist, Esq.
Best & Flanagan LLP
225 South Sixth Street, Suite 4000
Minneapolis, Minnesota 55402
(612) 339-7121

Dated: November 9, 2005

TABLE OF CONTENTS

Page

I. RELIEF REQUESTED

Riverton Management, Inc., a Minnesota corporation (the "Company"), hereby applies for an Order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 202(a)(11)(F) of the Investment Advisers Act of 1940 (the "Act"), declaring that the Company is a person not within the intent of the Act, and declaring that each employee of the Company acting within the scope of his or her employment is a person not within the intent of the Act. Unless otherwise indicated, references herein to Sections are to sections of the Act.

II. DESCRIPTION OF COMPANY

Background

The Company is a Minnesota corporation which was incorporated on February 16, 2001. The Company was formed to provide asset management, accounting, recordkeeping, planning, administration, and related services to Wallace Jerome, the lineal descendants of Wallace Jerome and Marion Jerome (now deceased), and the spouses of those lineal descendants (collectively the "Family"), and to the business and non-business entities controlled by the Family. Until February, 2001, the Family owned a very large poultry processing business. After the sale of that business, members of the Family, and trusts, foundations and for-profit entities created by members of the Family, decided to pool the majority of their individual funds in two (now three) Family investment partnerships (the "Family Investment Partnerships"). Some individual members of the Family also acquired or started their own separate businesses. Members of the Family have also owned two real estate partnerships and several jointly-owned businesses, including two car dealerships, for several years. The Company was organized to function as a "family office" and provide services for the members of the Family and their trusts, foundations and controlled entities. Members of the Family and their trusts, foundations and the controlled entities for whom the Company provides its services are referred to herein as "Clients".

Organization

The Company is a Minnesota corporation. The Board of Directors is comprised of five persons, all of whom are members of the Family. The Company's sole office is located at 317 East LaSalle, PO Box 255, Barron, Wisconsin 54812.

Until recently, the Company had two paid employees. A third employee has now been hired. Two employees work full-time, and one works approximately 1,300 hours per year, for a total of approximately 5,450 hours per year. The third employee, who is full-time, previously worked for an accounting firm which was retained by the Company to provide accounting, tax and other services, including services which could be considered investment advisory services. The accounting firm is registered as an investment adviser. The Company, through the new employee, will provide many of the same services to the Clients that the accounting firm was providing, including the provision of investment advisory services to Clients who are either members of the Family or are "Family Entities" (defined below).

Services

The services provided by the Company consist of the following: (1) direct management of real estate parcels located in Minnesota and Wisconsin which are owned by two real estate partnerships, all of whose partners are members of the Family; (2) direct management of two auto dealerships, both of which are owned 70% by one of the Family's real estate partnerships and 30% by two key dealership employees unrelated to the Family; (3) accounting and recordkeeping; (4) tax planning; (5) trust administration for the many trusts created by members of the Family; (6) cash flow planning; (7) estate planning; (8) coordination of banking and other financial accounts; (9) miscellaneous bookkeeping and administrative services; and (10) "Advisory Services", defined in the next paragraph.

The "Advisory Services" consist of hiring, supervising and, when necessary, terminating third party registered investment advisers, all within the discretion of the Company; reviewing performance data and preparing reports; monitoring asset allocations and making adjustments when appropriate within the parameters established by the Company's Board of Directors; and advising on the purchase and sale of mutual funds. The Advisory Services currently are performed primarily for the three Family Investment Partnerships, all of whose partners are, and will continue to be, Family members or Family Entities (defined below). In addition to performing Advisory Services for the Family Investment Partnerships, the Company sometimes assists individual Family members in selecting investment advisers for their individual portfolios, and in selecting mutual funds and/or government bonds for their individual portfolios. The Advisory Services are provided very infrequently to individual Family members.

The Company will provide Advisory Services only to individual members of the Family and to Family Entities. "Family Entities" means (1) trusts all of the primary beneficiaries of which are members of the Family; (2) charitable trusts and foundations created by members of the Family; and (3) for-profit organizations which are wholly-owned directly and indirectly by members of the Family and/or by trusts, charitable trusts and foundations described in (1) and (2) above.[1] Individual Family members and Family Entities for whom the Company will provide Advisory Services are referred to herein as "Advisory Clients". The Company will provide Advisory Services only to Advisory Clients. The Advisory Services will be provided by the Company's new employee. It is estimated that he will spend approximately 850 hours per year providing Advisory Services. This represents approximately 16 percent of the total 5,450 estimated hours worked by all of the Company's employees. Because he receives a higher salary than the other two employees, and because software and other costs related directly to Advisory Services will be incurred, the Company estimates that approximately 30 percent of the Company's annual expenses will relate to the Advisory Services that it will provide. The Company expects to charge total fees sufficient to pay its annual expenses. Therefore, approximately 30 percent of the Company's revenues are expected to relate to the Advisory Services it provides (i.e., to cover the salaries and other costs associated with providing those services).

[1] These organizations include the three Family Investment Partnerships described above.

The Company charges each Client a fixed annual fee for its services. The fees are intended to cover all of the salary and other expenses of the Company. The fees received by the Company for Advisory Services historically have not generated a profit and are not designed to generate a profit for the Company.

Clients

The Clients consist of (1) the individual members of the Family; (2) the three Family Investment Partnerships, the two Family real estate partnerships described above, and the trusts, foundations and other organizations comprising the Family Entities; and (3) the two car dealerships and other organizations which are controlled by Family members but which are not Family Entities. There are currently 20 adult Family members, not including spouses. All of the Clients which are entities are either wholly-owned or controlled by Family members, and in the case of trusts, were created for the primary benefit of Family members. Only Advisory Clients receive Advisory Services. The Company has not provided, and will not provide, Advisory Services, to non-Advisory Clients, and will not provide any services whatsoever to the general public.

The three Family Investment Partnerships currently in existence have total assets of approximately $200 million. Substantially all of the assets are invested in cash and marketable securities. Approximately $1,000,000 of the total assets of these Family Investment Partnerships (0.5%) consist of mutual funds. Except for the mutual funds, decisions regarding the purchase and sale of securities are made by registered investment advisers who are paid by the Family Investment Partnerships.

None of the three Family Investment Partnerships is an "investment company" as defined in Section 3 of the Investment Company Act of 1940. Each of the Family Investment Partnerships is and will be owned by not more than 100 persons and will not make a public offering of its securities, thereby coming within the exception to the definition of investment company contained in Section 3(c)(1) of that Act.

III. BASIS FOR RELIEF REQUESTED

A. Relevant Provisions of the Act

Section 202(a)(11) of the Act defines "investment adviser" to mean any person who

> ". . . for compensation, engages in the business of advising others, either directly or through publications or writings as to the value of securities or as to the advisability of investing in, purchasing or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities; but does not include (A) a bank, or bank holding company, as defined in the Banking Holding Company Act of 1956, which is not an investment company; (B) any lawyer, accountant, engineer, or teacher whose performance of such services is solely incidental to the practice of his profession; (C) any broker or dealer whose performance of such services is solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor; (D) the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation; (E) any person whose advice, analyses, or reports relate to no securities other than securities which are direct obligations of or obligations guaranteed as to principal or interest by the United States, or securities issued or guaranteed by corporations in which the United States has a direct or indirect interest which shall have been designated by the Secretary of the Treasury, pursuant to section 3(a)(12) of the Securities Exchange Act of 1934, as exempted securities for the purposes of that Act; or (F) such other persons not within the intent of this paragraph, as the Commission may designate by rules and regulations or order."

Section 203(b) of the Act provides several exemptions from registration under Section 203(a). Among the exceptions listed in Section 203(b) are: "(1) any investment adviser all of whose clients are residents of the state within which such investment adviser maintains his or its principal office and place of business, and who does not furnish advice or issue analyses or reports with respect to securities listed or admitted to unlisted trading privileges on any national securities exchange; (2) any investment adviser whose clients are insurance companies; (3) any investment adviser who during the course of the preceding twelve months has had fewer than fifteen clients and who neither holds himself out generally to the public as an investment adviser nor acts as an investment adviser to any investment company registered under Title I of this Act . . .; (4) any investment adviser that is a charitable organization, as defined in Section 3(c)(10)(d) of the Investment Company Act of 1940, or is a trustee, director, officer, employee, or volunteer of such a charitable organization acting within the scope of such person's employment or duties with such organization . . .; (5) any plan described in Section 414(e) of the Internal Revenue Code of 1986, any person or entity eligible to establish and maintain such a plan under the Internal Revenue Code of 1986, or any trustee, director, officer, or employee of or volunteer for any such plan or person . . . .; or (6) any investment adviser that is registered with the Commodity Futures Trading Commission as a commodity trading advisor . . . ."

B. Application of the Act to the Company

The registration exemptions provided in Section 203(b) are not applicable to the Company because the Company will have more than 15 clients, many of whom are residents of states other than Wisconsin where the Company's only office is located. Furthermore, the Company's Advisory Clients are not insurance companies, and the Company is not a charitable organization, a plan described in Section 414(e) of the Internal Revenue Code, nor an investment adviser registered with the Commodity Futures Trading Commission. The Company is not regulated as an investment adviser in Wisconsin, its principal place of business, and has assets under management of the Advisory Clients exceeding $25,000,000. Accordingly, Section 203A of the Act does not prohibit the Company from registering with the Commission. Because none of the exemptions are applicable to the Company and the Company is not prohibited from registering with the Commission under Section 203A of the Act, without an express order from the Commission, the Company would be required to register as an investment adviser under the Act.

As explained below, requiring the Company to register under the Act is not consistent with the protection of investors and the purposes of the Act because (1) the Company operates entirely for the members of the Family, the Family Entities, and the other controlled businesses, and the Company will not offer its services to the general public; (2) the Company's Advisory Services are only a small part of the overall services provided by it, and will be provided only to Family members and Family Entities (i.e., Advisory Clients); (3) the payments received by the Company for Advisory Services historically have not generated a profit and are not designed to generate a profit; and (4) there is no public interest in requiring the Company to register under the Act. Therefore, the Company requests that the Commission issue an Order pursuant to Section 202(a)(11)(F) declaring it, and its employees acting within the scope of their employment, to be persons not within the intent of the Act.

1. The Company Serves as a Family Office and Does Not Hold Itself Out to the Public as an Investment Adviser.

The Company was organized and is operated to provide traditional family office services for the benefit of the members of a single family, and will not hold itself out to the public as an investment adviser. The Company does not engage in any advertising or marketing activities whatsoever and the Company is not listed in the phone book or any other directory as an investment adviser. The Company will not be known to the public as an investment adviser and under no circumstances will the Company offer or provide Advisory Services of any kind to persons other than the Advisory Clients, all of whom are either members of the Family or Family Entities. The Company will not solicit or accept other public clients either now or in the future, and the Company's services as a family office will remain its exclusive function.

2. The Company's Advisory Services are Only a Small Part of the Overall Services Provided to its Clients.

The Company provides traditional family office services, including direct asset management, accounting, recordkeeping, planning and administration. Its asset management services will be performed with respect to real estate, auto dealerships and other operating businesses, but not securities, and are thus not within the scope of the Act. The Company's Advisory Services, described on page 4, make up only approximately 16 percent of the Company's overall activities when measured by hours. The Company's Advisory Services will primarily involve the hiring, monitoring and supervision of investment advisers, and substantially all direct investment advice will be obtained from registered investment advisers.

3. Payments Received by the Company are Largely for Services Unrelated to Advisory Services and are Not Expected to Generate a Profit.

The Company will receive no revenues other than fees from Clients. Only approximately 30 percent of the fees paid to the Company will be paid for Advisory Services. Approximately 70 percent of the fees received by the Company will be for other family office services, not Advisory Services. The Advisory fees the Company receives from Clients are expected to cover its costs, and are not designed to generate a profit.

4. There is No Public Interest in Requiring the Company to be Registered Under the Advisers Act.

The Company is a private organization that was formed to provide "family office" services for Clients, consisting exclusively of members of the Family and their controlled entities. There are no public clients in the sense of retail investors, and the Company's services are tailored to the needs of its unique Clients, and not to the needs of the retail public. The Company will accept as Advisory Clients only persons who are either members of the Family or Family Entities.

Although the Company was not formed until 2001, two of the three employees of the Company were employed by the Family for many years before then and have a longstanding relationship with the Family. The newest employee previously worked for an accounting firm, and his primary duty at the accounting firm for several years was to provide services to the persons who are now the Company's Clients. This longstanding and exclusive relationship between the employees of the Company and the Clients is another reason why there is no public interest in requiring the Company to register as an investment adviser.

All of the Company's outstanding stock is owned equally by the five children of Wallace and Marion Jerome. The Board of Directors consists of five persons, all of whom are also members of the Family. Because of the substantial overlap between the persons controlling the Company and the persons receiving Advisory Services, and because there are no members of the general public who will be receiving Advisory Services and whose interests need protection, there is no public interest in requiring the Company to be registered under the Advisers Act.

The Act was intended to protect the public by regulating investment advisers engaged in the business of providing advice regarding securities. However, because the Company will undertake no Advisory Services with respect to the public, there is no need to apply the Act to the activities of the Company. Also, requiring the Company to incur the time and expense associated with registration and ongoing compliance would create a significant burden for the Company and could significantly and adversely affect the ability of the Company to engage in the efficient performance of its family office services for the Clients.

The business of the Company is not of the type to which the Act was meant to apply and, therefore, the Company should be granted an Order from the Commission under Section 202(a)(11)(F) of the Act.

IV. DISCUSSION OF PRECEDENT

The relief requested in this Application was granted by the Commission in several prior matters with substantially similar facts. For example, in In the Matter of Kamilche Company, Investment Advisers Act Release No. 1970 (August 27, 2001), the Applicant was formed to provide "family office" services for members of a single family and its controlled entities. The applicant's advisory services were small in relation to its total family office services. The applicant did not hold itself out to the public as an investment advisor, and it did not solicit or accept clients from the retail or institutional public. The Commission found, based on these facts, that the applicant was a person not within the intent of Section 202(a)(11) of the Act. Similarly, In the Matter of Bear Creek Inc., Investment Advisers Act Release No. 1935 (April 4, 2001), the applicant acted as trustee, custodian and executor of trusts created for the benefit of the members of a single family, and provided financial, investment, tax, accounting, and other agency and advisory services for its clients. The applicant's advisory services were only a small part of its overall activities, it did not hold itself out to the public as an investment adviser, and it did not solicit or accept clients from the retail public. Based on these facts, the Commission found that the applicant was a person not within the intent of Section 202(a)(11) of the Act. Another matter with facts similar to this matter, and in which the Commission found the applicant was not a person within the intent of Section 202(a)(11) of the Act, is In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998). In that matter, the applicant furnished investment advisory services to a main trust created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the main trust, to serve as vehicles for investments. As in this case, the applicant in Moreland did not offer or perform services to the public, and only a small portion of the compensation it received was attributable to its investment advisory services. Other matters in which the Commission found applicants providing family office services to be persons not within the intent of Section 202(a)(11) of the Act were In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consisted of holding, investing, and reinvesting its funds for a family, all of whom are the spouses, descendants, or spouses of descendants of three brothers); and In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries). The Orders issued by the Commission in the above matters strongly support the Company's position in this matter that it is not within the intent of the Act.

V. PROCEDURAL MATTERS

All requirements for the execution and filing of this Application on behalf of the Company contained in Rule 0-4 under the Act have been complied with. The Authorization required by Rule 0-4(d) is contained in Part VI of this Application. Included in Part VI is the text of the resolution adopted by the Company's Board of Directors, authorizing the President to sign and file this Application. The Verification required by Rule 0-4(d) under the Act follows the signature block, and the Proposed Notice of the proceeding initiated by the filing of this Application, required by Rule 0-4(g) under the Act, is attached as Exhibit A.

VI. AUTHORIZATION

The Bylaws of the Company provide that all corporate powers shall be exercised by or under the authority of the Board of Directors. The Bylaws of the Company further provide that the Board of Directors may take any action required or permitted to be taken at a meeting of the directors, or by written action in lieu of a meeting signed by all of the directors. Pursuant to these provisions, all of the members of the Company's Board of Directors signed a written action on March 7, 2005, authorizing the President of the Company to execute and file this Application.

The written action includes the following resolution:

> RESOLVED, that the President be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an order of exemption of the Company from the provisions of the Investment Advisers Act of 1940 (the "Act"), together with the exhibits thereto (the "Application"), as the President deems appropriate, and to take any further action and execute and deliver all further documents as the President deems appropriate to accomplish the purposes of this resolution.

Therefore, all of the requirements in the Company's Bylaws have been fulfilled in order for the Application to be filed.

VII. SUMMARY OF RELIEF REQUESTED

The Company respectfully requests an Order of the Commission, pursuant to Section 202(a)(11)(F) of the Act, declaring the Company to be a person not within the intent of the Act, and declaring each employee acting within the scope of his or her employment to be a person not within the intent of the Act.

VIII. SIGNATURE AND VERIFICATION

Riverton Management, Inc. has caused the undersigned to sign this First Amended and Restated Application on its behalf in the County of Barron, State of Wisconsin on this 10th day of November, 2005.

RIVERTON MANAGEMENT, INC.

By: Mary Ella Jerome

Mary Ella Jerome, President

VERIFICATION

State of Wisconsin)
) ss.
County of Barron)

The undersigned, being duly sworn, deposes and says that she has executed the foregoing First Amended and Restated Application, dated November 9, 2005, for and on behalf of Riverton Management, Inc.; that she is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Mary Ella Jerome

Mary Ella Jerome, President

SUBSCRIBED AND SWORN to before me, a notary public, this 10th day of November, 2005.

Timothy L. Hafele

My commission expires: 7/12/09

State of Wisconsin
Notary Public
Timothy L. Hafele

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION

[Rel. No. IA-____________________; 812-____________]

Riverton Management, Inc.

________________, 2005

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice of Application for an order under the Investment Advisers Act of 1940 ("Advisers Act").

APPLICANT: Riverton Management, Inc.

RELEVANT 1940 ACT SECTION: Order requested under Section 202(a)(11)(F) of the Advisers Act declaring the applicant to be a person not within the intent of the Advisers Act.

SUMMARY OF APPLICATION: Applicant requests an order declaring that it is not a person within the intent of the Advisers Act.

FILING DATE: The application was filed on __________________, 2005.

HEARING OR NOTIFICATION OF HEARING: An Order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on __________________, 2005, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street NW, Washington, D.C. 20549. Applicant, Riverton Management, Inc., Post Office Box 255, Barron, Wisconsin 54812.

FOR FURTHER INFORMATION CONTACT: ______________________, at (202) 942-0670 (Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the Application. The complete Application is available for a fee from the Commission's Public Reference Branch.

I. APPLICANT'S REPRESENTATIONS

1. Riverton Management, Inc. ("Applicant") was formed under the laws of Minnesota on February 16, 2001, to provide family office services for members of a single family, and entities controlled by the Family. Applicant is not a registered investment adviser under Section 203 of the Investment Advisers Act.

2. Applicant's services have historically consisted mainly of management of real estate and other operating businesses, accounting, recordkeeping, planning, and administration. Applicant recently hired a new employee whose duties will include hiring, supervising, and, when necessary, terminating third party registered investment advisers; reviewing performance data and preparing reports; and monitoring asset allocations and making adjustments when appropriate. These services could constitute investment advisory services.

3. At present, Applicant has three salaried employees, two of whom are full-time. Only the new employee is expected to perform services which could be considered investment advisory services. Only approximately 16 percent of the total services, based on hours worked by all employees, and only approximately 30 percent of the total expenses and corresponding revenues, are expected to relate to services which could be considered investment advisory services.

4. Applicant has no public clients, and does not intend to have public clients in the future. Applicant does not hold itself out to the public as an investment adviser and is not listed in any directory as an investment adviser. Applicant does not engage in any advertising, it does not attend investment management-related conferences as a vendor, and it does not conduct any marketing activities whatsoever. Applicant's services are uniquely tailored to the needs of the Family and not to the needs of the public.

5. Applicant is paid a fixed fee by its clients. The fees are calculated to cover Applicant's costs.

II. APPLICANT'S LEGAL ANALYSIS

1. Section 202(a)(11) of the Advisers Act defines the term "investment adviser" to mean "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities...." Applicant believes that part of its activities on behalf of its clients may fall within the literal definition of "investment adviser."

2. Section 203(b) of the Advisers Act provides several exceptions from registration, none of which, Applicant asserts, would apply to it. Applicant states that, the exception, for "intrastate" investment advisers, may not be available to it because not all of its "clients" are residents of Wisconsin, and the exception for advisers with fewer than 15 clients is not available

because Applicant has more than 15 clients. Applicant believes the other exceptions are also not available.

3. If Applicant were found to be within the definition of investment adviser, it would be required to register under Section 203(c) of the Advisers Act.

4. Applicant asserts that it should not be required to register under the Advisers Act because: (a) Applicant is essentially a "family office" and does not serve public clients or hold itself out to the public as an investment adviser, (b) Applicant's investment advisory activities make up a relatively small portion of the services that its employees perform, (c) the payments received by Applicant are received primarily for services other than investment advice and are not designed to generate a profit, and (d) requiring Applicant to register would create a significant burden for Applicant, and is not consistent with the purposes of the Advisers Act or in the public interest .

5. The relief requested in this Application is substantially similar to that granted by the Commission in several prior matters: In the Matter of Kamilche Company, Investment Advisers Act Release No. 1970 (August 27, 2001) (company founded to serve as holding company for an operating company and "family office" for members of a family and its controlled entities); In the Matter of Bear Creek Inc., Investment Advisers Act Release No. 1935 (April 4, 2001) (corporation furnished tax, accounting and investment services to trusts created by and for the benefit of the same family); In the Matter of Moreland Management Company, Investment Advisers Act Release No. 1705 (March 10, 1998) (corporation furnished investment advisory services to a main trust created by and for the benefit of the same family, and to the trusts, foundations, partnerships, and other entities created by such family, or by the main trust, to serve as vehicles for investments); In the Matter of Donner Estates, Inc., Investment Advisers Act Release No. 21 (November 3, 1941) (corporation furnished investment advisory services to trust created by and for the benefit of the same family, and to a charitable trust and a charitable corporation created by a member of such family); In the Matter of The Pitcairn Company, Investment Advisers Act Release No. 52 (March 2, 1949) (corporation whose business consisted of holding, investing, and reinvesting its funds for a family all of whom are the spouses, descendants, or spouses of descendants of three brothers); and In the Matter of Roosevelt & Son, Investment Advisers Act Release No. 54 (August 31, 1949) (general partnership organized to manage and supervise investments in real and personal property for the account of the firm and for the estates and trusts in which various members of the family have an interest or are beneficiaries).

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Jonathan G. Katz
Secretary

015179/201877/350849_8